Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

On July 28, 2011, Geoff Cook and Catherine Cook appeared on the CBS Early Show, a transcript of which is included below.

Reporter: When Catherine and David Cook transferred to a new high school, it served as a reminder of everything they missed.

Catherine: I saw it as a way of finding out people in classes. We got the idea that it would be awesome to have a yearbook that's constantly updated.

Reporter: They delivered the yearbook into the digital age, founding myYearbook.

Geoff: I found out about it at a dinner table. They pitched the idea to me, and I thought that was interesting. I was going to get behind it.

Reporter: We caught up with them two years after myYearbook went live in 2005. Geoff, a Harvard grad with entrepreneurial experience, was CEO, and it quickly became a hit.

Catherine: When we launched myYearbook, Facebook had not gone into high schools.

Reporter: The site is geared toward teens and young adults ages 13 to 24. Geoff credits the company's success to competing sites.

Geoff: You go to Facebook to connect with people you know. We're about meeting new people.

Catherine: Facebook shows you post from friends. Our live posts show you people around you the same age as you, so they're relevant to you and you could become friends with them.

Reporter: Catherine may have started myYearbook to make friends, but today she has employees – 100 of them. The company has steadily grown each year and has 33 million members as of this year, over 30 million more than when we visited Catherine in '07.

Catherine: When i received $4.1 in venture capital funding everyone was like going around school like, “Catherine is a millionaire now!”

Geoff: “The biggest thing is, the biggest release is the iPhone coming.”

Reporter: Last week, the siblings sold the company for $100 million.

Geoff: But we're playing for the larger prize, which is really building enduring global brand around meeting new people.

Reporter: He says they're still down to earth and don't think about the money.

Geoff: No.

Catherine: Not really.

Geoff: Not really, believe it or not. It might affect the furnishings in your apartment, but maybe not much beyond that.

Catherine: I already bought my couch, so I don't expect much to change at all in our lifestyle.

Reporter: They're headquartered in a modest park along the Delaware river, 3,000 miles and a world away from Silicon Valley.

Geoff: We have no plans to move the company. The location has made for part of the culture and part of the success.

Reporter: myYearbook shares some of the Silicon Valley atmosphere: no real dress code, a kitchen stocked with the beverage of your choice and, most nights, a catered dinner for the staff.

Catherine: I like working with my brother. It's a lot of fun. My parents expected a lot from us, and they're excited for us and not very surprised. Maybe surprised.

Chris Wragge: With all due respect, Catherine looks barely old enough to have an allowance. They are not the only teams to come up with a multimillion-dollar idea. Generational specialist Jason Dorsey, known as the Gen Y guy, is here to tell us about the millennial moguls. Great story. For people who don't know what a millennial mogul is, what is it?

Jason Dorsey: We define it as someone between the ages of 16 to 33, part of the millennial generation, who has created at least $5 million in personal wealth.

C.W.: Let's talk about the big names that people are probably familiar with: Mark Zuckerberg of Facebook, and Andrew Gower of Runescape and Chad Hurley of Youtube. What was it about these guys? Was it just a great idea they were they able to capitalize on?

J.D.: It's a disruptive technology - Facebook came out of nowhere, came out of nowhere and all of a sudden happened. This generation doesn't know what they can't do which is powerful, and social media and mogul media costs little to get into. myYearbook got into it for almost nothing and sold it for $100 million six years later.

C.W.: They convince people to give them a couple million dollars in startup funds and able to produce something along the lines.

J.D.: Their parents really believe in them, but aside from that, what's happened is during the last dot-com boom and bust, the gray hairs recognized young people are seeing opportunities in ways they don't, and it's worth it for them to invest a few million dollars to take a shot at it. We're seeing profitability early on in the enterprises so they're coming up with an idea. I was with a guy last night, at 21 years old started this business, it’s taking off, didn't even know he had to pay taxes until his mom said, “You've got to pay taxes,” and so he had to get a loan to pay the taxes on the idea, he has no idea. It's amazing, 21 years old and that's what we're seeing: this concept of, “Here's a challenge, I can fix it, I’m living with my mom, what is she going to do, kick me out? No. All of the sudden it takes off, and companies are recognizing evaluations and seeing reward.

C.W.: Zuckerberg and the guys that have billions of dollars that are so young, what's next? Even for Catherine - what's next for these people, after they've made these millions at a young age? What do they do?

J.D.: I coach a lot of people who have made money that are young. They get a whole new set of friends and think they're their friends, and they get through that stage. They recognize this is as much a responsibility as it is a gift, and they're trying to figure out what to do. There's a conference in New York with very wealthy people under the age of 30 trying to determine how are they going to give back, so we're seeing a big push on social entrepreneurship: doing things and giving back and seeing a desire to work with people of different ages which is new. Young people stepping up and leading companies full of those who are older than themselves.

C.W.: Do they honestly stay humble? they say the money doesn't  change, but it does change.

J.D.: They're not humble at all.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides.  In connection with the proposed transaction, Quepasa will be filing documents with the SEC, including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.